Information about Advisory and Sub-Advisory
Agreements (Unaudited)

	At a meeting held on May 14, 2008, the directors unanimously approved the continuance of the Investment
Advisory Agreements between the Funds and the Adviser, and the Sub-advisory Agreements with Gannett, Welsh &
 Kotler, LLC and Urdang Securities Management, Inc., subsidiaries of The Bank of New York Mellon, in respect of each separate fund ("Portfolio") covered in this semi-annual report (collectively, "Agreements").

	In preparation for the approval, the directors requested and evaluated extensive materials from the Adviser and the Sub-advisers, including performance and expense information for other investment companies with similar investment objectives derived from data compiled by an independent third party provider ("Data Provider") and from other sources. The directors also retained an independent consultant to assist them in reviewing and evaluating the reasonableness of the advisory fees. The directors met with management of the Adviser, the independent consultant and counsel independent of the Adviser in person on May 13 and 14.

	In addition, the directors reviewed a memorandum from independent counsel discussing the legal standards for their consideration of the Agreements and discussed the Agreements in private sessions with independent counsel and the independent consultant at which no representatives of the Adviser were present, including sessions of the independent directors meeting separately. In their determinations relating to approval of the Agreements in respect of each Portfolio, the directors considered all factors they believed relevant, including the following:
1. information comparing the performance of each of the Funds to other mutual funds with similar investment objectives and to each Fund s respective unmanaged benchmark index;
2. the nature, extent and quality of investment and administrative services rendered by the Adviser and Sub-Advisers;
3. payments received by the Adviser from all sources in respect of each Fund;
4. the costs borne by, and profitability of, the Adviser and its affiliates in providing services to each Fund;
5. comparative fee and expense data for each Fund and other comparable funds;
6. whether Fund expenses might be expected to decline as a percentage of net assets as Fund assets increase and whether the structure of fees contributes to such a decline for the benefit of investors;
7. the Adviser s and Sub-Advisers policies and practices regarding allocation of portfolio transactions of the Funds, including the extent to which the Adviser benefits from soft dollar arrangements;
8. other fall-out benefits that the Adviser, the Sub-Advisers or their affiliates receive from their relationships with the Funds;
9. information about fees charged by the Adviser and the Sub-Advisers to other clients with similar investment objectives;
10. the professional experience and qualifications of each Fund s management team and other senior personnel of the Adviser and the Sub-Advisers; and
11. the terms of the various agreements.
The Directors also considered the nature, extent, and quality of the services provided by the Adviser and the Sub-Advisers based on their experience as Directors and on the information provided by the Adviser and the Sub-
Advisers in response to the Director s requests. In their deliberations, the Directors did not identify any particular information that was all-important or controlling, and each Director attributed different weights to the various factors.
To the extent possible, the Directors evaluated information available to them on a Fund-by-Fund basis, and their determinations were made separately with respect to each Fund.
Nature, extent and quality of services provided by the Adviser and the Sub-Advisers
The Directors noted that, under the Investment Advisory
Agreements and Investment Sub-Advisory Agreements, the Adviser and the Sub-Advisers, subject to the supervision of the Directors, manage the investment of the assets of each Fund, including making purchases and sales of Fund securities consistent with the Fund s investment objective and policies.
Pursuant to the separate Administration Agreement, the Adviser also provides each Fund with such office space, administrative and other services (exclusive of, and in addition to, any such services provided by any others retained by the Fund) and executive and other personnel as are necessary for its operations.
The Directors considered the scope and quality of services provided by the Adviser under the Investment Advisory
Agreements and noted that the scope of services provided had expanded over time as a result of regulatory and other developments. The Directors noted, for example, that the Adviser is responsible for maintaining and monitoring its own and the Funds compliance programs, and that these compliance programs continue to be refined and enhanced.
The Directors considered the quality of the investment re search capabilities of the Adviser and the Sub-Advisers and the other resources they have dedicated to performing services for the Funds. The quality of other services, including the Adviser s role in coordinating the activities of the Funds other service providers, also was considered.
The Directors also considered the Adviser s response to various regulatory compliance issues affecting it and the Funds. The Directors concluded that, overall, they were satisfied with the nature, extent and quality of services provided (and expected to be provided) to each of the Funds under the various agreements.
The Directors also considered the scope and quality of services provided by each Sub-Advisor under its Investment Sub-Advisory Agreement, including the
Sub-Advisor s responsibility for compliance matters with respect to the Funds it managed.
Costs of Services Provided and Profitability to the Adviser
The Directors reviewed the information provided by the Adviser concerning the Adviser s profitability from providing investment advisory and administration activities to the Funds in the previous calendar year. They discussed the operating profitability before taxes and distribution expenses for the Funds as a whole, and in respect of each Fund.
The Directors recognized that it is difficult to make comparisons among investment advisors regarding their profitability from advisory and administration contracts because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular advisor, the types of funds it manages, its business mix, numerous assumptions regarding allocations and the advisor s capital structure and cost of capital. The Directors also recognized that the Adviser should be entitled to earn a reasonable level of profits for the services it provides to each Fund.
The Directors did not consider the separate profitability of the Sub-Advisers because the fees paid to the Sub-Advisers were negotiated by the Adviser and are paid out of the advisory fee received by it.
Fall-Out Benefits
The Directors noted that they would consider that the Adviser and Sub-Advisers benefit from soft dollar arrangements whereby they receive brokerage and research services from some brokers that execute the Fund s purchases and sales of securities.
The Directors noted that they received and reviewed information concerning soft dollar arrangements, which included a description of policies with respect to allocating Fund brokerage for brokerage and research services. The Directors also considered that the Adviser and certain affiliates may receive
12b1 rule and shareholder servicing fees from the Funds as well as a portion of the sales charges on sales or redemptions of certain classes of shares.
The Directors also noted that the Adviser serves as the Funds administrator, custodian and securities lending agent. The Directors recognized that the Adviser s profitability would be somewhat lower if it did not receive research and brokerage services for soft dollars or if the Adviser and its affiliates did not receive the other benefits described above.
Investment Results
The Directors considered the investment results of each of the Funds as compared to those of mutual funds with similar investment objectives as provided by The independent consultant, consolidated into a Peer Category, and with one or more selected securities indices. The Adviser also provided a comparison to a larger sample size, consolidated into an Objective Peer Group, and compared each Fund s performance to its corresponding
Lipper peer group (the Data Provider Category).
In addition to the information received by the Directors for the Meeting, the Directors received detailed performance information for each Fund at each regular Board meeting during the year.
The Directors reviewed information showing performance of each Fund over the 1-, 3-, and 5-year periods ended 12/31/2007, as applicable, and compared to an appropriate securities index over comparable periods.
Large Cap Equity Fund.  The directors
noted that the Large Cap Equity Fund
significantly outperformed its Peer Category median for both the 1- and 3-year time periods, which represented a continuing trend of improving performance.
Large Cap Growth Fund.  The directors
noted that the performance of the Large Cap
Growth Fund exceeded the median performance of its Peer
Category for the 1-year period, and while performance still lagged for the 3-year period, over the past two years performance continued to improve as compared to its Peer Category.
Large Cap Value Fund.  The directors noted that the Large
Cap Value Fund exceeded the performance of its Peer
Category median for the 1- and 3-year time periods, and that performance had improved during the past year.
The directors also noted that the Fund s performance placed it in the first quartile of the Data Provider
Category for the 1- and 3-year periods.
Multi-Cap Equity Fund. The directors noted that the performance of the Multi-Cap Equity
Fund for the 1- and 3-year periods lagged the median of its Peer Category. The directors also noted the Adviser s statements that the Fund s performance during the first quarter of 2008 matched its benchmark and placed it in the second quartile of the Data Provider Category for the quarter period ended 03/31/2008. The directors also noted management s belief that the Fund s historic long-term performance was competitive. Global Real Estate Securities Fund. The directors noted that the new Global Real Estate Securities Fund, which launched in December 2006, outperformed its Peer Category median for the 1-year period. The directors also noted the Adviser s statement that for the 1-year period ended 03/31/2008, the Fund s performance ranked in the first quartile within its Data Provider Category.
S&P 500 Index Fund. The directors noted that the 1- and 3-year performance of the S&P 500 Index
Fund was below that of its Peer Category median, but that Fund s performance placed it in the second quartile of the Data Provider Category for the 1-, 3- and 5-year periods.
      Small Cap Growth Fund. The directors noted that the 1-year performance of Small Cap Growth Fund exceeded that of its Peer Category median, continuing a trend of improving Fund performance in the wake of the numerous steps taken by the Adviser to improve p erformance. The directors also that the Fund s performance for the 1-year period placed it in the second quartile within its Data Provider Category.
      Small Cap Core Equity Fund. The directors noted that the Small Cap Core Equity Fund, which launched in March 2005, outperformed its Peer Category median for the one-year period. The directors also noted the Adviser s statement that for the 1-and 3-year periods ended 03/31/2008, the Fund s performance ranked in the first quartile within its Data Provider Category.

The directors concluded that the performance of the Adviser and each Sub-Adviser was sufficient, in light of the steps taken to improve performance and the other considerations, to support approval of the Agreements.
Advisory Fee and Other Expenses
The Directors considered the advisory fee rate for each Fund. The Directors recognized that it is difficult to make comparisons among investment advisors regarding their advisory fees because there are variations in the types and levels of services provided by various advisors. The Directors also considered the fees the Adviser and Sub-Advisers charge other clients, including institutional clients, with investment objectives similar to those of the Funds. In the case of the Sub-Advisers, the Directors also considered the fees they charge to others, including institutional accounts. The Directors were also mindful that, for many of the Funds, the Adviser was not receiving the full amount of its advisory fee because it had agreed to cap the expenses of those Funds. The Directors also considered the information provided by the Adviser concerning the significant differences in the scope of services provided to institutional clients and to the Funds. The Directors also considered the advisory fees and total expense ratio of each Fund in comparison to the fees and expenses of a subset of funds within the relevant Peer Category with a comparable asset size as well as with a group of similar funds of competitors in similar distribution channels. These comparisons were generally favorable with regard to the expense ratios of the Funds.
Economies of Scale
The Directors noted that the advisory fee schedules for all of the Funds contained breakpoints that reduce the fee rate on assets above specified levels. The Directors noted that, as assets grow, these fee schedules will provide shareholders benefits from lower effective advisory fees. The Directors also recognized the beneficial effects of the 07/01/2004 reduction in administration fees, which affected all Funds.